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Goldman, Sachs & co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

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March 21, 2006



Securities and Exchange commission
100 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Tim Hortons Inc.
     Form S-1
     Registration No. 333-130035

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 13, 2006, and the date hereof, 16,498 copies of the Preliminary Prospectus dated March 13, 2006 were distributed as follows: 13,531 to 15 prospective underwriters; 2,503 to 2,503 institutional investors; 0 to 0 prospective dealers; 32 to 7 individuals; 9 to 3 rating agencies and 423 to 7 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statements, as amended, be accelerated to 3 pm on March 21, 2006 or as soon as thereafter practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
RBC CAPITAL MARKETS CORPORATION

As Representatives of the Prospective Underwriters

By: Goldman, Sachs & Co.
    ----------------------
    (Goldman, Sachs & Co.)